Exhibit 99.3

MANAGEMENT’S REPORT

The consolidated financial statements of the Trust are the responsibility of management and the Board of Directors of the Trust. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling their responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Trust. The Committee meets with management and the external auditors to satisfy them that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The unitholders have appointed Deloitte & Touche LLP, as the independent auditors of the Trust and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2006. The Auditors’ Report to the unitholders is presented herein.

J. Paul Charron, CA	David J. Broshko, CA
President, Chief Executive Officer and Director	Vice President, Finance and
Chief Financial Officer

March 21, 2007

AUDITORS’ REPORT

To the Unitholders of Canetic Resources Trust:

We have audited the consolidated balance sheets of Canetic Resources Trust (the “Trust”) as at December 31, 2006 and 2005 and the consolidated statements of earnings, deficit and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Trust’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Canetic Resources Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly we express no such opinion.

On March 21, 2007, we reported separately to the Unitholders of Canetic Resources Trust on our audit of the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but did not include Note 15, Differences Between Canadian and United States Generally Accepted Accounting Principles.

Calgary, Alberta	Chartered Accountants
March 21, 2007

Comments by Independent Registered Chartered Accountants on
Canada - United States of America Reporting Difference:

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Canetic Resources Trust’s financial statements, such as the change described in Note 15 to the financial statements.  Our report to the unitholders, dated March 21, 2007, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Calgary, Alberta	Chartered Accountants
March 21, 2007

CONSOLIDATED BALANCE SHEETS

As at December 31 ($CDN thousands)	2006	2005

ASSETS
Current Assets
Accounts receivable	$261,498	$140,907
Prepaid expenses and deposits	34,647	11,630
	296,145	152,537

Property, plant and equipment, net of amortization (Note 4)	4,597,654	1,317,917
Goodwill (Note 2)	922,024	87,954
Deferred financing charges, net of amortization	8,996	689
Deferred costs	—	12,000
Financial derivative asset (Note 12)	6,157	—
Total assets	$5,830,976	$1,571,097

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$260,206	$157,368
Income taxes payable (Note 3)	10,979	—
Distributions payable	51,933	17,834
Convertible debentures (Note 6)	1,697	—
Financial derivative liability (Note 12)	1,124	22,965
	325,939	198,167

Bank debt (Note 5)	1,289,678	309,146
Convertible debentures (Note 6)	258,959	16,289
Other long-term liabilities (Note 9)	7,272	—
Financial derivative liability (Note 12)	—	8,763
Future income taxes (Note 11)	250,339	202,110
Asset retirement obligations (Note 7)	191,874	68,235
	2,324,061	802,710

Non-controlling interest (Note 8)	—	3,804
Commitments and guarantees(Note 14)

UNITHOLDERS’ EQUITY
Capital (Note 8)	4,224,470	1,087,459
Convertible debentures (Note 6)	6,584	—
Contributed surplus (Note 9)	—	40,836
Deficit (Note 10)	(724,139)	(363,712)
	3,506,915	764,583
Total liabilities and unitholders’ equity	$5,830,976	$1,571,097

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board of Directors:

Jack C. Lee	J. Paul Charron
Chairman of the Board	President, and Chief Executive Officer and Director

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Years ended December 31 ($CDN thousands except per unit amounts)	2006	2005

REVENUE
Petroleum and natural gas sales	$1,407,754	$800,249
Royalty expense	(258,260)	(175,723)
	1,149,494	624,526

EXPENSES
Operating	252,142	129,646
Transportation	18,968	9,897
General and administrative	53,983	45,372
Interest on bank debt	53,809	13,752
Interest on convertible debentures	8,627	4,357
Depletion, depreciation and amortization	645,203	233,693
Accretion of asset retirement obligations	11,410	4,560
(Gain) loss on financial derivatives (Note 12)	(86,906)	100,792
	957,236	542,069

Earnings before taxes	192,258	82,457
Capital taxes	11,836	8,036
Current income taxes (Note 11)	5,567	—
Future income tax (recovery) expense (Note 11)	(48,246)	8,573

NET EARNINGS	223,101	65,848

Deficit, beginning of year	(363,712)	(221,083)
Distributions declared	(583,528)	(208,477)
Deficit, end of year	$(724,139)	$(363,712)

Net earnings per unit (Note 13)
Basic	$1.08	$0.74
Diluted	$1.06	$0.73
Weighted average units outstanding (Note 13)
Basic	206,081	89,331
Diluted	210,397	90,591

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 ($CDN thousands)	2006	2005

OPERATING ACTIVITIES
Net earnings	$223,101	$65,848

Adjustments for:
Unit-based compensation	14,049	27,166
Depletion, depreciation and amortization	645,203	233,693
Accretion of asset retirement obligations	11,410	4,560
Unrealized (gain) loss on financial derivatives	(95,371)	20,635
Future income tax (recovery) expense	(48,246)	8,573
Asset retirement costs incurred	(16,877)	(6,293)
Changes in non-cash operating working capital	(50,778)	(7,812)
	682,491	346,370

FINANCING ACTIVITIES

Proceeds from bank debt	546,409	25,301
Proceeds from issuance of units, net of issue costs	437,001	9,788
Proceeds from issuance of convertible debentures, net of deferred financing charges	220,800	—
Distributions to unitholders	(538,703)	(207,474)
Changes in non-cash financing working capital	—	1,231
	665,507	(171,154

INVESTING ACTIVITIES

Acquisition of petroleum and natural gas properties	(56,285)	(13,554)
Disposition of petroleum and natural gas properties	17,168	4,610
Acquisitions, net of cash acquired	(933,458)	—
Capital expenditures	(375,423)	(166,272)
	(1,347,998)	(175,216
Cash beginning and end of year	$—	$—

The Trust paid the following cash amounts:
Interest paid	$60,875	$19,994
Capital taxes paid	$34,494	$4,033

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

Years ended December 31, 2006 and 2005 (tabular amounts in $CDN thousands, except for unit amounts)

1.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of Canetic Resources Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Canetic” or the “Trust”).  The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles.  A reconciliation between Canadian Generally Accounting Principles and United States of America Generally Accepted Accounting Principles is disclosed in Note 15.  The preparation of consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ from those estimated.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the following significant accounting policies.

In particular the amounts recorded for depletion and depreciation of property, plant and equipment, the impairment tests and asset retirement obligations are based on estimates of proven reserves, production rates, future crude oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

PETROLEUM AND NATURAL GAS PROPERTIES

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized.  Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.  Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers.  Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs.  Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The Trust places a limit on the aggregate carrying value of the Trust’s petroleum and natural gas properties, all of which are in one cost centre (Canada).  An impairment loss exists when the carrying amount of the Trust’s petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves.  If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to earnings.  Reserves are determined pursuant to National Instrument 51-101.

GOODWILL

The Trust recognizes goodwill on corporate acquisitions when the total purchase price exceeds the fair value of net identifiable assets and liabilities of the acquired entity.  Goodwill is tested annually at year-end for impairment or as events occur that could result in impairment.  Impairment is recognized based on the fair value of the reporting entity (consolidated Trust) compared to the book value of the Trust.  If the fair value of the Trust is less that the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired in a business combination for its fair value. The excess of the fair value over the amounts assigned to the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value over this implied fair value of goodwill is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

HEDGING RELATIONSHIPS

The Trust follows Accounting Guideline 13 — Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period.  The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk.  The Trust has elected to not apply hedge accounting and to follow the fair value accounting method for all derivative instruments.

ASSET RETIREMENT OBLIGATIONS

The Trust recognizes as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment (“PP&E”). The fair value is capitalized and amortized over the same period as the underlying asset.  The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability. No gains or losses on retirement activities were realized, due to settlements approximating the estimates.

JOINT VENTURES

A portion of the Trust’s development and production activities are conducted jointly with others.  These financial statements reflect only the Trust’s proportionate interest in such activities.

REVENUE RECOGNITION

Revenue associated with sales of crude oil, natural gas and natural gas liquids (“NGLs”) is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and NGLs and at the wellhead for crude oil.

DEPRECIATION

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

UNIT AWARD INCENTIVE PLAN

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Compensation expense associated with rights granted under the plan is measured at the date of grant or at the date of the financial statements for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.  See Note 9 for a description of the plan.

INCOME TAXES

The Trust is a taxable entity under the Canadian Income Tax Act (the “Act”) and is taxable only on income that is not distributed or distributable to the unitholders.  As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes.  Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using enacted and substantively enacted income tax rates, expected to apply at the time where the differences are expected to reverse.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

CASH

The Trust considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.  These cash equivalents primarily consist of funds on deposit under various terms or Banker’s Acceptances utilized to fix the interest rate on bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

PER UNIT INFORMATION

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares.  Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of unit options and the “if converted” method is used to determine the dilution impact of the convertible debentures.  The treasury method assumes that proceeds from the exercise of “in-the-money” unit options and exercise of the convertible debentures are used to re-purchase units at the prevailing market rate.

2.  STARPOINT ARRANGEMENT

Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic.  Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned.  Unitholders in both Acclaim and StarPoint also received common shares and warrants in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint.  Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned.  In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned.

The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.

($000s)
Current assets	124,803
Property, plant and equipment	2,511,746
Goodwill	834,070
Accounts payable and accrued liabilities	(144,777)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures - liability	(53,199)
Convertible debentures - equity	(8,691)
Future income taxes	(96,476)
Asset retirement obligations	(54,343)
2,598,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

3.  SAMSON ACQUISITION

On August 31, 2006, Canetic completed the share acquisition of a private oil and gas company (“Samson”) for total consideration of $955.1 million.

The transaction was financed with bank debt and a $690.0 million bought deal financing which was completed on August 24, 2006.  Under the bought deal financing, Canetic issued 20,769,000 units at a price of $22.15 per unit and $230.0 million principal amount of convertible extendible unsecured subordinated debentures.

The acquisition was accounted for using the purchase method of accounting as follows:

($000s)
Cash	57,635
Current assets	76,803
Property, plant and equipment	942,864
Accounts payable and accrued liabilities	(60,035)
Income taxes payable	(43,946)
Asset retirement obligations	(18,228)
955,093
Consideration was comprised of:
Cash	951,314
Transaction costs	3,779
955,093

4.  PROPERTY, PLANT AND EQUIPMENT

($000s)	2006	2005
Property, plant and equipment, at cost	5,879,523	1,955,472
Accumulated depletion and depreciation	1,281,869	637,555
	4,597,654	1,317,917

Costs relating to unproved properties of $295 million (2005 - $42.5 million) were excluded from costs subject to depletion and depreciation.

An impairment test calculation was performed on the Trust’s property, plant and equipment at December 31, 2006 and 2005 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust’s property, plant and equipment.

The following table outlines benchmark prices used in the impairment test:

	WTI	Exchange	AECO
Year	($US/bbl)	Rate	($CDN/mcf)
2007	63.87	0.87	7.46
2008	64.41	0.87	8.02
2009	60.21	0.87	7.74
2010	57.68	0.87	7.67
2011 - 2021	61.74	0.87	8.67
Thereafter (inflation%)	2.0%	0.0%	2.0%

5.  BANK DEBT

Canetic has an unsecured, covenant based, extendible revolving credit facility of $1.6 billion including a $50.0 million working capital facility with a syndicate of financial institutions.  Canetic may draw under the credit facility by way of:

a)             Prime rate loans in Canadian dollars;

b)            U.S. base rate loans in U.S. dollars;

c)             Canadian and U.S. dollar Banker’s Acceptances;

d)            London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars; and

e)             Letters of Credit to be issued in Canadian or U.S. dollars.

At December 31, 2006, Canetic has prime rate loans and Canadian Banker’s Acceptances outstanding.  The lenders review the credit facility each year and determine whether they will extend the revolving facilities to another year.  In the event the credit facility is not extended at anytime before the maturity date, the facility balance will become due and payable on the maturity date.

The credit facility is available on a revolving basis with a maturity date of May 31, 2009.  On a annual basis, Canetic may request the maturity date be extended by one year.  Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate.  The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement.  The effective interest rate on the credit facility for the year ended December 31, 2006 was 5.13 percent (2005 - 4.00 percent).

6.  CONVERTIBLE DEBENTURES

In connection with the acquisition of Samson (Note 3), Canetic issued $230 million, 6.5% extendible unsecured, subordinated debentures, convertible into units at the option of the holder any time prior to maturity at a conversion price of $26.55.  The debentures have a face value of $1,000 per debenture, a coupon of 6.5% and a maturity date of December 31, 2011.  The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after December 31, 2009 and at a redemption price of $1,025 per debenture after December 31, 2010 before the maturity date.  The value of the conversion feature was determined to be $2.5 million; therefore, $227.5 million of the convertible debentures has been disclosed as a liability and $2.5 million has been allocated to unitholders’ equity.  There were no conversions of these debentures in 2006.

The StarPoint 9.4% extendible, unsecured, subordinated debentures are convertible into trust units at the option of the holder at any time prior to maturity at a conversion price of $16.02.  The debentures have a face value of $1,000 per debenture, a coupon of 9.4% and a maturity date of July 31, 2008.  The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after July 31, 2006 and at a redemption price of $1,025 per debenture after July 31, 2007 before maturity.  During 2006, $3.6 million of the 9.4% debentures were converted which resulted in the issuance of 225,000 trust units.

The Starpoint 6.5% extendible, unsecured, subordinated debentures are convertible into trust units at the option of the holder at any time prior to maturity at a conversion price of $18.96.  The debentures have a face value of $1,000 per debenture, a coupon of 6.5% and a maturity date of July 31, 2010.  The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after July 31, 2008 and at a redemption price of $1,025 per debenture after July 31, 2009.  During 2006, $26.1 million of 6.5% debentures were converted which resulted in the issuance of 1,373,000 trust units.

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible, extendible, unsecured, subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity at a conversion price of $15.56.  The debentures have a face value of $1,000 per debenture, a coupon of 8.0% and a maturity date of August 31, 2009.  The Trust may redeem the debentures in whole or in part at a redemption price of $1,050 per debenture after August 31, 2007 and at a redemption price of $1,025 per debenture after August 31, 2008 before the maturity date.  During 2006, $5.5 million of 8% debentures were converted resulting in the issuance of 354,000 trust units.

In December 2002, Acclaim issued $45.0 million, 11% convertible, extendible, unsecured, subordinated debentures.  The debentures are convertible into units at the option of the holder at any time prior to maturity at a conversion price of $11.24 per unit.  The debentures have a face value of $1,000 per debenture, a coupon of 11% and a maturity date of December 31, 2007.  The Trust may redeem the debentures in whole or in part at a redemption price of $1,025 per debenture before the final maturity date.  During 2006, $1.0 million of 11% debentures were converted which resulted in the issuance of 90,000 trust units.

In connection with the Arrangement, the fair value of the conversion feature of the 6.5% and 9.4% convertible debentures of $8.7 million was classified as equity.  The fair value of the debentures upon acquisition and the allocation between liabilities and equity was determined based on the market price of the convertible debentures and an option pricing model.  During 2006, $4.6 million was reclassified to capital upon conversion of the 6.5% and 9.4% debentures.

	9.4%	6.5%	8%	11%	6.5%
($000s)	(CNE.DB.A)	(CNE.DB.B)	(CNE.DB.C)	(CNE.DB.D)	(CNE.DB.E)	Total

Balance, December 31, 2004	—	—	72,901	6,562	—	79,463
Converted to units	—	—	(59,330)	(3,844)	—	(63,174)
Balance, December 31, 2005	—	—	13,571	2,718	—	16,289
Acquisition of StarPoint	9,255	43,944	—	—	—	53,199
Acquisition of Samson	—	—	—	—	227,470	227,470
Converted to units	(3,633)	(26,123)	(5,525)	(1,021)	—	(36,302)
Balance, December 31, 2006	5,622	17,821	8,046	1,697	227,470	260,656

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures:

(000s)	9.4%	6.5%	8%	11%	6.5%
Units Available Upon Conversion	(CNE.DB.A)	(CNE.DB.B)	(CNE.DB.C)	(CNE.DB.D)	(CNE.DB.E)	Total

Balance, December 31, 2004	—	—	5,401	672	—	6,073
Converted to units	—	—	(4,395)	(394)	—	(4,789)
Balance, December 31, 2005	—	—	1,006	278	—	1,284
Adjustment to conversion ratio	—	—	(135)	(36)	—	(171)
Acquisition of StarPoint	576	2,313	—	—	—	2,889
Acquisition of Samson	—	—	—	—	8,663	8,663
Converted to units	(225)	(1,373)	(354)	(90)	—	(2,042)
Balance, December 31, 2006	351	940	517	152	8,663	10,623

The fair value of the convertible debentures at December 31, 2006, based on quoted market value was $258.8 million (December 31, 2005 - $25.4 million).

7.  ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods.  The Trust has estimated the net present value of its total asset retirement obligations to be $191.9 million (December 31, 2005 - $68.2 million) based on a total future liability of $603.3 million (December 31, 2005 - $216.5 million).  The costs are expected to be incurred over an average period of 15 years.  The estimated liability has been computed using an inflation rate of 2.0 percent and discounted using a credit adjusted risk free rate of 8 percent.

The following table reconciles Canetic’s asset retirement obligations:

Asset Retirement Obligations ($000s)	2006	2005
Balance, beginning of year	68,235	58,649
Acquisition of StarPoint (Note 2)	54,343	—
Acquisition of Samson (Note 3)	18,228	—
Additions	3,117	1,551
Change in estimates	53,418	9,768
Settlement of liabilities during year	(16,877)	(6,293)
Accretion expense	11,410	4,560
Balance, end of year	191,874	68,235

8.  CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units. There are no special voting units outstanding.  Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered.  Cash payments for units tendered are limited to $100,000 per month.  The Trust may issue notes for redemption in excess of cash payments.

	2006		2005
a) Trust Units	Units (000s)	Amount ($000s)	Units(1) (000s)	Amount ($000s)
Balance, beginning of year	91,583	$1,087,459	86,313	$1,003,294
Issued:
Bought deal financing, net of costs (Note 3)	20,769	437,001	—	—
Pursuant to equity offerings, net of costs	—	—	—	(350)
Employee Unit Savings Plan	274	6,184	89	1,646
Distribution reinvestment plan	2,470	44,825	456	8,492
Issued pursuant to Arrangement (Note 2)	106,242	2,562,563	—	—
Properties contributed to TriStar (Note 2)	—	(5,000)	—	—
Conversion of debentures	2,042	36,302	3,990	63,174
Conversion of debentures - equity portion	—	4,636	—	—
Conversion of exchangeable shares	358	3,804	357	4,033
Unit Award Incentive Plan	2,058	46,696	378	7,170
Balance, end of year	225,796	4,224,470	91,583	1,087,459

(1) All disclosures of Acclaim units up to the merger January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

	Units (000s)	Amount ($000s)
b) Exchangeable Shares	(Note 1)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio for distributions	42	—
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, December 31, 2006	—	—

Pursuant to the Arrangement, all exchangeable shares were exchanged into units.

c)  Distribution Reinvestment Plan

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust.  During 2006, 2,470,000 units (2005 — 456,000 units) were issued with $44.8 million (2005 - $8.5 million) being credited to capital.

9.  UNIT-BASED COMPENSATION PLAN

On January 5, 2006, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”).  Under the terms of the Plan, both RTUs and PTUs may be granted to directors, officers, employees of, and consultants and service providers to the Trust or its subsidiaries.  The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued.  PTUs are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts and other performance criteria determined by the Board of Directors.

The following table summarizes the activity for the RTUs and PTUs:

	Number of RTUs	Number of PTUs
	(000s)	(000s)
Balance, December 31, 2004	909	312
Granted	375	231
Exercised	(378)	—
Forfeited	(102)	(50)
Balance, December 31, 2005	804	493
Granted	1,035	2,021
Exercised	(804)	(927)
Forfeited	(119)	(201)
Balance, December 31, 2006	916	1,386

All RTUs and PTUs vested on January 5, 2006 pursuant to the Arrangement.  At that time, 2,152,000 units were issued to holders of RTUs and PTUs.  Compensation expense in 2005 reflects the full vesting of the RTUs and PTUs that occurred on January 5, 2006.  The intrinsic value of vested rights of $40.8 million was included in Contributed Surplus at December 31, 2005.  The Trust recorded unit-based compensation expense of $14.3 million and $2.5 million to general and administrative and operating expenses, respectively, and capitalized $3.4 million to property, plant and equipment for the year-ended December 31, 2006 to reflect the change in fair value (based on the period end price of the units) of the RTUs and PTUs ($23.8 million, $4.2 million and $11.0 million for the year-ended December 31, 2005).

Other long-term liabilities consist of the long-term portion of the Trust’s estimated liability for the Plan as at December 31, 2006.  The amount of $7.3 million is payable in 2008 and 2009.

Canetic paid $2.8 million in taxes related to the payment of RTUs and PTUs (2005 - $0.8 million).

EMPLOYEE UNIT SAVINGS PLAN

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary.   All amounts are then invested in units of the Trust by way of market purchases or issuances from Treasury.  During 2006, 274,000 (2005 — 89,000) units were issued from Treasury under the Employee Unit Savings Plan with $6.2 million (2005 - $1.6 million) being credited to capital (Note 8).  The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

10.  DEFICIT

Deficit consists of accumulated earnings and accumulated distributions for the Trust since inception as follows:

($000s)	2006	2005
Accumulated earnings	384,970	161,869
Accumulated distributions	(1,109,109)	(525,581)
	(724,139)	(363,712)

The table below shows the cumulative distributions to unitholders:

Distributions on issued units(1)	$/Unit	Amount ($000s)
Year ended December 31, 2002	0.585	19,025
Year ended December 31, 2003	2.340	121,338
Year ended December 31, 2004	2.340	176,741
Year ended December 31, 2005	2.340	208,477
Three months ended March 31, 2006	0.690	138,634
Three months ended June 30, 2006	0.690	139,567
Three months ended September 30, 2006	0.690	149,918
Three months ended December 31, 2006	0.690	155,409
Year ended December 31, 2006	2.760	583,528
Accumulated distributions		1,109,109

(1) All disclosures of per unit amounts of Acclaim up to the merger January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.

11.  INCOME TAXES

THE TRUST AND OTHER NON-CORPORATE ENTITIES

The Trust is an inter vivos trust for income tax purposes.  Accordingly, the Trust is taxable on any taxable income that is not allocated to the unitholders.  The Trust intends to allocate all taxable income to the unitholders.  Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

The Trust had no taxable income in 2006 or 2005.

The Trust also owns interests directly or indirectly in various non-corporate entities which are considered flow-through entities for tax purposes.  These entities are designed to allocate 100 percent of their taxable income to the Trust and therefore do not recognize future income taxes on differences between the carrying value and the tax value of their net assets.

The Trust and other non-corporate entities had the following tax pools:

($000s)	2006	2005
Canadian oil and gas property expense	383,570	8,460
Undepreciated capital cost	36,537	69,915
Canadian development expense	6,090	5,961
Canadian exploration expense	2,562	—
Share issue costs	—	10,868
	428,759	95,204

PROPOSED TAX ON INCOME TRUSTS

On October 31, 2006, the Canadian federal government proposed a new tax on certain distributions of publicly traded income and royalty trusts.  The intent of these proposals is to ultimately tax income earned in the trust structure on an equal basis as income earned in a corporation.  If enacted, these provisions will be directly applicable to Canetic beginning in 2011 at a statutory rate of 31.5 percent.  The new tax will not apply until 2011 provided Canetic does not exceed the Department of Finance’s published guidelines on normal growth and expansion.  It is expected that Canetic can issue up to $4.5 billion of new equity before 2011 without exceeding these guidelines.

The proposed changes are not substantively enacted at the present time.  Draft legislation was released on December 21, 2006 and circulated for comment.  We are unable to predict the timing of enactment or whether the final legislation will implement the proposals as they currently exist.  No amounts in respect of these proposals are reflected in the future income tax accounts.

If enacted, the Fund would be treated as a taxable entity and would recognize future income tax assets and liabilities at substantively enacted tax rates based on the differences between the accounting and tax basis of its assets and liabilities.

CORPORATE SUBSIDIARIES

The Trust has recorded a net future income tax liability associated with the corporate subsidiaries as at December 31, relating to the following:

($000s)	2006	2005
Capital assets in excess of tax value	324,135	233,103
Asset retirement obligations	(48,173)	(18,703)
Financial derivatives	1,912	(10,976)
Finance expense charged to unitholders’ equity	—	(1,314)
Tax losses carried forward	(81,037)	—
Deferred partnership income	53,502	—
	250,339	202,110

At December 31,  the corporate subsidiaries had the following tax pools:

($000s)	2006	2005
Canadian oil and gas property expense	227,939	181,042
Undepreciated capital cost	468,695	123,218
Canadian development expense	279,573	103,711
Canadian exploration expense	404	8,414
Non-capital losses	276,270	—
Share issue costs	48	3,797
	1,252,929	420,182

Non-capital losses may be carried forward and are fully deductible against taxable income in future years.  They are subject to expiry after seven, ten or twenty years depending upon the taxation year in which the losses arose.  At December 31, 2006 the Trust had $276 million of non-capital loss available for carry-forward. $56 million of these losses will expire if unused at various times between 2007 and 2015. $220 million of these losses are scheduled to expire in 2026.

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

Tax Rate Reconciliation

($000s)	2006	2005
Net Earnings before taxes	192,258	82,457
Statutory income tax rate	35.25%	38.12%

Expected income tax expense	67,771	31,433
Add (deduct) the tax effect of:
Non-deductible crown charges	25,529	15,454
Non-deductible compensation expense	4,952	10,356
Net income attributed to the Trust	(67,642)	(31,693)
Resource allowance	(28,781)	(13,720)
Change in tax rates	(32,118)	(3,257)
Amended returns and pool balances	(9,690)	—
Other	(2,700)	—
	(42,679)	8,573
Future income tax (recovery) expense	(48,246)	8,573
Current income tax	5,567	—
Total income tax (recovery) expense	(42,679)	8,573

12.  FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, financial derivatives, current liabilities and bank debt.  The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments.  The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate.  The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counterparties to the above financial instruments.  The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The Trust has entered into the following financial contracts and fixed price physical contracts for 2006 and future years:

Future Commodity Contracts
Daily Quantity	Contract Price	Term
Natural Gas - Collars (AECO)
10,000 Gj/d	Cdn $8.00 - $14.50	November 1, 2006 - March 31, 2007
5,000 Gj/d	Cdn $8.00 - $15.60	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn $9.00 - $15.00	November 1, 2006 - March 31, 2007
20,000 Gj/d	Cdn $7.00 - $11.10	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn $8.00 - $12.08	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn $7.50 - $12.05	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn $8.00 - $12.75	November 1, 2006 - March 31, 2007
10,000 Gj/d	Cdn $7.50 - $14.00	January 1, 2007 - March 31, 2007
10,000 Gj/d	Cdn $7.50 - $14.20	January 1, 2007 - March 31, 2007
5,000 Gj/d	Cdn $7.00 - $12.45	January 1, 2007 - March 31, 2007
5,000 Gj/d	Cdn $7.35 - $11.00	April 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.00	April 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.40	April 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.50 - $11.45	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.04	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.00	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.00 - $9.50	April 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $6.00 - $9.00	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $6.50 - $9.25	April 1, 2007 - October 31, 2007
20,000 Gj/d	Cdn $7.00 - $11.00	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.65	November 1, 2007 - March 31, 2008
10,000 Gj/d	Cdn $7.00 - $10.70	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.10	November 1, 2007 - March 31, 2008
5,000 Gj/d	Cdn $7.00 - $11.15	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $11.30	November 1, 2007 - March 31, 2008
20,000 Gj/d	Cdn $7.00 - $12.00	November 1, 2007 - March 31, 2008
Natural Gas - Fixed Price Contracts (AECO)
5,000 Gj/d	Cdn $8.47	January 1, 2007 - December 31, 2007
20,000 Gj/d	Cdn $7.00	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.14	April 1, 2007 - October 31, 2007
10,000 Gj/d	Cdn $7.265	April 1, 2007 - October 31, 2007
5,000 Gj/d	Cdn $7.95	April 1, 2007 - October 31, 2007
Crude Oil - Collars (WTI)
1,000 bbl/d	US $50.00 - $77.00	January 1, 2007 - December 31, 2007
1,000 bbl/d	US $53.00 - $77.00	January 1, 2007 - December 31, 2007
2,000 bbl/d	US $60.00 - $77.00	January 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $80.05	January 1, 2007 - December 31, 2007
1,000 bbl/d	US $65.00 - $96.50	January 1, 2007 - December 31, 2007
1,000 bbl/d	US $60.00 - $85.55	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.25	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $65.00 - $81.50	January 1, 2008 - December 31, 2008
1,000 bbl/d	US $60.00 - $90.15	January 1, 2008 - December 31, 2008
Crude Oil - Fixed Price Contracts (WTI)
3,500 bbl/d	Cdn $70.70	January 1, 2007 - December 31, 2007
4,500 bbl/d	Cdn $64.58	January 1, 2007 - December 31, 2007
500 bbl/d	Cdn $72.20	January 1, 2008 - June 30, 2008
1,000 bbl/d	US $48.12	January 1, 2006 - December 31, 2007
500 bbl/d	US $48.08	January 1, 2006 - December 31, 2007

The estimated fair value of financial derivative instruments is based on quoted market prices.

($000s)	2006	2005
Realized loss on financial derivatives	8,465	80,157
Unrealized (gain) loss on financial derivatives	(95,371)	20,635
(Gain) loss on financial derivatives	(86,906)	100,792

13.  NET EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

(000s)	2006	2005
Weighted average units outstanding	206,081	88,720
Units issuable on conversion of exchangeable shares	—	611
Basic weighted average units and exchangeable shares outstanding	206,081	89,331
Dilutive impact of convertible debentures(1)	1,968	—
Dilutive impact of RTU’s and PTU’s	2,348	1,260
Diluted weighted average units outstanding	210,397	90,591

(1) Of the convertible debentures issued, the series CNE.DB.A and CNE.DB.E were anti-dilutive.

Basic net income per unit has been calculated based on net income divided by weighted average trust units.  Diluted net income per unit has been calculated based on net income before interest on dilutive convertible debentures divided by dilutive trust units.

14.  COMMITMENTS AND GUARANTEES

In addition to financial derivative commitments, the Trust has the following commitments:

($000s)	Total	2007	2008	2009	2010	2011	Thereafter
Bank debt	1,289,678	—	—	1,289,678	—	—	—
Convertible debentures	260,656	1,697	5,622	8,046	17,821	227,470	—
Office lease	24,659	6,415	6,295	6,295	3,231	2,423	—
Pipeline contract	6,116	636	802	814	877	823	2,164
Total	1,581,109	8,748	12,719	1,304,833	21,929	230,716	2,164

15.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Trust’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles, as they pertain to the Trust’s consolidated financial statements differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net earnings as reported:

	2006	2005

Net earnings as reported for Canadian GAAP	$223,101	$65,848
Adjustments:
Depletion, depreciation and amortization (Note a)	(732,379)	12,353
Unit-based compensation (Note f)	(2,021)	—
Non-cash interest on debentures (Note e)	2,070
Unrealized loss on financial derivatives (Note b)	—	2,818
Effect of applicable income taxes on the above adjustments	205,190	(5,783)
Net earnings (loss) and comprehensive income - U.S. GAAP (Note d)	$(304,039)	$75,236
Net earnings per unit
Basic	$(1.48)	$0.84
Diluted	$(1.48)	$0.83

Weighted average number of trust units outstanding
Basic	206,081	89,331
Diluted	206,081	90,591

The application of U.S. GAAP would have the following effects on the balance sheets as reported:

	Canadian	Increase	U.S.
	GAAP	(Decrease)	GAAP
December 31, 2006
Assets:
Property, plant and equipment (Note a)	$4,597,654	$(777,534)	$3,820,120

Liabilities:
Accounts payable and accrued liabilities (Note f)	260,206	2,768	262,974
Convertible debentures (Note e)	260,656	4,514	265,170
Future income taxes	250,339	(225,702)	24,637

Temporary equity (Note c)	—	3,103,011	3,103,011

Unitholders’ equity:
Capital (Note c)	4,224,470	(4,224,470)	—
Convertible debentures (Note e)	6,584	(6,584)	—
Deficit (Note c)	(724,139)	568,929	(155,210)

December 31, 2005
Assets:
Property, plant and equipment (Note a)	$1,317,917	(45,902)	$1,272,015
Liabilities:			—
Future income taxes	202,110	(15,803)	186,307
Non-controlling interest (Note c)	3,804	(3,804)	—
Temporary equity (Note c)	—	2,090,829	2,090,829
Unitholders’ equity:			—
Capital (Note c)	1,087,459	(1,087,459)
Contributed surplus (Note c)	40,836	(40,836)	—
Deficit (Note c)	$(363,712)	$(988,829)	$(1,352,541)

a)              Property, plant and equipment and depletion, depreciation and amortization:

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss arises when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

For the year ended December 31, 2006, depletion, depreciation and amortization calculated under U.S. GAAP was $732.4 million ($520.0 million net of tax) higher than depletion, depreciation and amortization calculated under Canadian GAAP.  This amount was comprised of a ceiling test impairment totaling $739.1 million ($524.7 million net of tax) reduced by depletion, depreciation and amortization totaling $6.7 million ($4.8 million net of tax) relating to differences arising in prior years. For the year ended December 31, 2005, depletion, depreciation and amortization calculated under U.S. GAAP was $12.4 million ($7.6 million net of tax) lower than depletion, depreciation and amortization calculated under Canadian GAAP and there was no ceiling test impairment under U.S. GAAP in 2005.

b)              Financial derivatives and unrealized loss on financial derivatives:

Effective January 1, 2004, the Trust prospectively adopted CICA Accounting Guideline — 13 “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments”. This effectively eliminates U.S. GAAP differences relating to financial instruments that do not qualify for hedge accounting for future periods. The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline. The Trust has elected to not apply hedge accounting to any of its financial instruments for both Canadian and U.S. GAAP.

Upon adoption of AcG-13 the Trust recorded in 2005, $2.8 million ($1.7 million net of tax) of a deferred financial derivative loss, which was amortized into earnings under AcG-13. Because this amount was required to be expensed under U.S. GAAP prior to 2005, an adjustment for this amount was made during the 2005 year.

c)              Temporary equity:

The Trust issues units and exchangeable shares that are redeemable at the option of the unitholder. Under Canadian GAAP, all Trust units are classified as unitholders’ equity and all exchangeable shares are classified as non-controlling interest. For U.S. GAAP, Trust units and exchangeable shares that are redeemable at the option of the unitholder are valued at their redemption value and presented as temporary equity. The redemption value of the trust units and exchangeable shares is based on the trading value of the units at the balance sheet date. Changes in redemption value are charged or credited to accumulated earnings. As contributed surplus relates to trust units, it has also been reclassified to temporary equity.

d)              Comprehensive income:

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (SFAS) 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income is equivalent to net income in 2006 and 2005.

e)              Convertible Debentures:

Under Canadian GAAP, certain of the Trust’s convertible debentures were classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP.  In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of earnings with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt.  The difference between the fair value and the face value of the debentures is amortized over the life of the debentures using the effective yield method.

f)                Unit-Based Compensation:

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Under Canadian GAAP, compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statement for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

U.S. GAAP, SFAS 123R “Share Based Payments” eliminates the ability to account for share-based compensation using APB 25, “Accounting for Stock Issued to Employees” and generally requires instead, that such transactions be accounted for using a fair-value-based method.  The methodology for determining the fair value of equity instruments issued in exchange for employee services prescribed by SFAS 123R differs from that prescribed by Canadian GAAP.  Under U.S. GAAP, the Trust unit liability is calculated based on the RTUs’ and PTUs’ fair value at each reporting date until the date of settlement.  Compensation cost for each period is based on the change in the fair value of the RTUs and PTUs for each reporting period.  When the RTUs and PTUs vest, the amounts recorded as a trust unit rights liability, are recorded to mezzanine equity.

For the period ended December 31, 2005, the Trust recorded share-based compensation using APB 25, and for the 2006 fiscal year the Trust used SFAS 123R.  In 2005 there were no differences under Canadian GAAP and APB 25.

The Trust adopted SFAS 123R using the modified prospective approach.  As at and during the year ended December 31, 2006 the Trust has recorded additional unit-based compensation expense totaling $2 million, additional PP&E totaling $1 million and an additional liability totaling $3 million under U.S. GAAP relating to difference in methodology in determining the fair value of certain equity instruments.  As the Trust adopted SFAS 123R using the modified prospective approach, prior periods have not been restated, as required by the standard.  SFAS 123R, under the modified prospective approach, requires the cumulative impact of a change in an accounting policy to be presented in the current years statement of earnings.  As no PTUs were outstanding as at December 31, 2005, there was no impact of adopting SFAS 123R.

Additional disclosures required under U.S. GAAP:

	2006	2005

Components of accounts receivable
Trade	$86,813	$38,571
Accruals	168,376	85,606
Other accruals	6,309	16,731
	$261,498	$140,908

Components of prepaid expenses and deposits
Prepaid expenses	$3,101	$828
Prepaid interest	3,949	—
Prepaid inventory	6,131	—
Funds on deposit	21,466	10,802
	$34,647	$11,630

Components of accounts payable
Accounts payable	$125,230	$43,498
Capital accrual	59,100	31,028
Operating accrual	42,080	28,233
Other liabilities	33,796	54,609
	$260,206	$157,368

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87, 88, 106 and 132R. This statement requires the an entity to recognize in its consolidated balance sheet the over-funded or under-funded status of its defined benefit plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires that the entity measure the funded status of a plan as of December 31 rather than September 30 as previously permitted. The adoption of this standard at December 31, 2006 had no impact on the Trust’s financial statements.

In September 2006, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 was effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The adoption of this standard at December 31, 2006 had no impact on the Trust’s financial statements.

In June 2006, the EITF finalized Issue 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement. The Task Force reached a consensus that this EITF applied to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to sales, use, value added, and some excise taxes. The EITF concluded that the presentation of taxes within the scope of this issue may be either gross (included in revenues and costs) or net (excluded from revenues and costs) and is an accounting policy decision that should be disclosed by the Trust.  The Trust is considering the effect of adoption of EITF 06-03.

SFAS No. 151, Inventory Costs, was issued by the FASB in November 2004. This statement amends Accounting Research Bulletin No. 43, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges, and it also requires that allocation of fixed production overheads be based on the normal capacity of the related production facilities. This statement was adopted by the Trust on January 1, 2006 and it did not have a material impact on the Trust’s financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional financial statement disclosures about uncertain tax positions. The interpretation is effective beginning January 1, 2007. The Trust is currently evaluating this interpretation and does not expect a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and where applicable simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. The Statement is effective for fiscal years beginning January 1, 2008. Provisions of the Statement are to be applied prospectively except in limited situations. The Trust does not expect the initial adoption of this Statement to have a material impact on its financial statements.

In June 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion 20 and FASB Statement 3.  Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle.  Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change.  Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The adoption of this standard at January 1, 2006 had no impact on the Trust’s financial statements.

In February 2006, FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments — an amendment of SFAS 133 and 140.  This statement amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  The Statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted.  The Trust is considering the effect of adoption of SFAS 155.

In December 2004, the FASB issued Statement 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion 29, Accounting for Nonmonetary Transactions.  This amendment eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.  Under Statement 153, if a nonmonetary exchange of similar productive assets meets a commercial-substance test and fair value is determinable, the transaction must be accounted for at fair value resulting in the recognition of a gain or loss.  This statement is effective for nonmonetary transactions in fiscal periods that begin after June 15, 2005 The adoption of this standard at January 1, 2006 had no impact on the Trust’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  We are currently evaluating the impact of SFAS No. 159 may have on our financial position, results of operations and cash flows.